SWIRE PACIFIC

RECEIVED
2008 SEP 26 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005082

Our Ref: CSA/PAC1/24

12th September 2008

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 11th September 2008.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
SEP 29 2008
THOMSON REUTERS

David Fu
Company Secretary

Encl.

c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms Kammy Yuen / Ms. Anna Jia, BONY HK (w/e, by hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2008.doc

9/26

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

SWIRE PACIFIC

This notice is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

Notice of listing on The Stock Exchange of Hong Kong Limited

Swire Pacific MTN Financing Limited

(incorporated with limited liability under the laws of the Cayman Islands)

Swire Properties Offshore Financing Limited

(incorporated with limited liability under the laws of the Cayman Islands)

unconditionally and irrevocably guaranteed by

Swire Pacific Limited

(incorporated with limited liability in Hong Kong)

(Stock Codes: 00019 and 00087)

US$3,000,000,000
MEDIUM TERM NOTE PROGRAMME

Joint Arrangers

The Hongkong and Shanghai Banking Corporation Limited
Morgan Stanley & Co. International plc

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the US$3,000,000,000 Medium Term Note Programme (the "Programme") and for the listing of, and permission to deal in any notes to be issued thereunder within 12 months after 12 September, 2008 as described in the Offering Circular to be dated 12 September, 2008. The listing of the Programme is expected to become effective on 18 September, 2008.

12 September, 2008

As at the date of this notice, Directors of Swire Pacific MTN Financing Limited are M. Cubbon, D.L.Y. Ng, J.E. Hughes-Hallett, A.M. Clarke, Verita Limited, Integra Limited and Reid Services Limited, Directors of Swire Properties Offshore Financing Limited are M. Cubbon, P.A. Kilgour, Verita Limited, Integra Limited and Reid Services Limited and Directors of Swire Pacific Limited are : Executive Directors: C.D. Pratt (Chairman), P.N.L. Chen, M. Cubbon, D. Ho, K.G. Kerr, J.R. Slosar A.N. Tyler. Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen, Sir Adrian Swire; Independent Non-Executive Directors: C.K.M. Kwok, C. Lee, M.C.C. Sze, M.M.T. Yang, M. Leung and T.G. Freshwater.

END